STIRLINGSHIRE INVESTMENTS

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2024

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SEC FILE NUMBER
8-70616

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 (MM/DD/YY) AND ENDING 6/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stirlingshire Investments

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15 W 38th Street, Suite 704
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Woods	646 784 7106	steven@stirlingshire.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weisberg, Mole', Krantz & Goldfarb, LLP
(Name – if individual, state last, first, and middle name)

185 Crossways Park Drive	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

12-14-2004	2107
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Steven Woods_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Stirlingshire Investments_ , as of _6/30_ , 2_024_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

KAMARA BRADFORD
Notary Public - State of New York
NO. 01BR0019388
Qualiffied in Kings County
My Commission Expires Jan 3, 2028

Notary Public   7.31.2024

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STIRLINGSHIRE INVESTMENTS

JUNE 30, 2024

TABLE OF CONTENTS

Independent Auditors' Report



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Stirlingshire BD LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stirlingshire BD LLC (the "Company") as of June 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weisberg, Molé; Krantz & Goldfarb, LLP

We have served as the Company's auditor since 2024.

Woodbury, New York
August 5, 2024

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

STIRLINGSHIRE INVESTMENTS
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2024

ASSETS	
Cash	$ 53,422
Due from clearing firm	250,000
Commissions receivable	126,085
Fixed Asset, net of accumulated depreciation	9,152
Other assets	11,835
Total assets	$ 450,494
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable & accrued expenses	$ 102,325
Due to Parent	3,000
Total liabilities	105,325
Member's equity	345,169
Total liabilities and member's equity	$ 450,494

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Stirlingshire BD LLC dba Stirlingshire Investments (the "Company"), is a limited liability company organized under the laws of the state of Delaware on August 14, 2020. The Company's operations consist primarily of broker retailing over-the counter corporate equity securities, mutual fund retailer and put and call broker or dealer or option writer.

On June 8, 2022, the Company became a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The accompanying statement of financial condition is presented on an accrual basis. Income is recognized when earned. The costs and expenses attributable to earning such income are reflected in the results of operations concurrently.

Use of estimates
The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents for purposes of reporting cash flows includes cash on hand and highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. As of June 30, 2024, cash was held in a single financial institution located in the United States. The Company's cash balance at times exceeds the FDIC-insured level of $250,000. The Company has not incurred any losses with respect to this concentration.

Revenue recognition
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Revenue recognition *(continued)*
Commissions
The Company is an introducing broker-dealer that earns commissions from referring customer securities transactions to a clearing broker on a fully disclosed basis. These securities transactions involve listed equity and debt securities; mutual funds; and other traded investments. The Company records securities transactions as well as the related commission revenue on the trade date. The Company's performance obligations are satisfied on the trade date because that is when the underlying securities, counterparty, and pricing have been determined; and the ownership risks and rewards transfer.

The Company earns commissions from the sale of mutual fund shares. The Company has determined that its performance obligation is the selling process, which is satisfied upon transaction execution and collection.

Fee income
Fee income includes platform fees in which the Company provides a platform for customers to buy and sell securities and charges a fee for access to the platform. The Company generally recognizes such fees at the point in time that performance under the arrangement is completed.

Other income
Other income includes matched book and unmatched book interest income and fully paid lending rebate income.

Leases
In connection with the new FASB standard 842 regarding leases, which takes effect as of the first day of the fiscal year January 1, 2019, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective approach. The Company does not maintain any leases in excess of a one-year term. As such, the Company does not have an obligation to record a right of use asset or an offsetting lease obligation.

Deposit with Clearing Broker
The Company, per the terms of its clearing agreement, is required to maintain a security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement. As of June 30, 2024, this amount was $250,000.

Receivable from Clearing Broker
The Company clears all security transactions through its clearing broker. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing broker to be fully collectible, and accordingly, there is a commission receivable from Apex clearing of $126,085 as of June 30, 2024.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Income taxes
No provision has been made for federal or state income taxes. As a wholly-owned limited liability company, the Company is considered to be a disregarded entity reporting purposes and is thus not subject to Federal, state or local income taxes and does not file income tax returns in any jurisdiction. All items of income, expense, gains and losses are reportable by the Member for tax purposes.

Uncertain tax position
The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 Accounting for Uncertainty in Income Taxes. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2020 are no longer subject to examination by tax authorities.

3. **RELATED PARTY TRANSACTIONS**

In June 2024, the Company entered into an expense sharing agreement with the parent where they share the rent. The Company is responsible for their portion of rent every month which equates to $3,000 per month. On June 30, 2024, there was $3,000 due to the Parent.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3 % of aggregate indebtedness.

At June 30, 2024, the Company had net capital, as defined, of $324,182, which exceeded the required minimum net capital of $7,022 by $317,160. Aggregate indebtedness at June 30, 2024 totaled $105,325. The Company's percentage of aggregate indebtedness to net capital was 32.49%.

5. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that have occurred since June 30, 2024, through the date these financial statements were issued and determined that there are no material events that would require recording or disclosures in the Company's financial statements.